

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 23, 2010

Via U.S. Mail & Facsimile
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway, Suite 1200
Houston, TX 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 28, 2010**
> **Response Letter Dated July 9, 2010**
> **File No. 1-33614**

Dear Mr. Smith

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Oil and Gas Acreage, page 29

1.   We note your response to comment 1 from our letter dated June 18, 2010, which indicates that your "Properties" disclosure on page 25 already contains the requested information. However, that disclosure does not contain any indication of the minimum remaining terms of your material leases, so we reissue comment

1. With a view toward enhanced disclosure, describe the minimum remaining lease terms on your material properties and discuss the material expenditures that will be required to maintain these leases. In this regard, we note that the overwhelming majority of your undeveloped properties are located in Pennsylvania and are therefore subject to the shorter 5 year terms associated with your leases in that area.

Oil and Gas Reserves page 26

2. We note the final paragraph of your response number 7. However, we do not concur that inclusion by your third party engineer in Exhibit 99.1 satisfies your obligation to provide the information required by Item 1202(a)(6) in the body of the Form 10-K. We reiterate the comment.

Production Volumes, Average Sales Prices and Average Production Costs, page 28

3. We note your response to comment 9 from our letter dated June 18, 2010. Your response addressed the pricing mechanism for your fixed commitments. However, Item 1207 requires disclosure of the quantities subject to delivery commitments.   We are unable to locate that disclosure.   Please advise or revise.

Closing Comments

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding engineering comments. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3745 with any other questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director